Filed by Cohen & Steers Institutional Global Realty Shares, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under

the Securities and Exchange Act of 1934, as amended

Subject Company: Cohen & Steers Global Realty Shares, Inc.

Commission File No. 333-222011

Hello, this is Joe Harvey, President of Cohen & Steers and Director of Cohen & Steers Institutional Global Realty Shares.

As a stockholder of Cohen & Steers Institutional Global Realty Shares, we need your help. The special meeting of stockholders of Cohen & Steers Institutional Global Realty Shares is scheduled for March 15, 2018, and our records indicate that we have not yet received your vote.

Please take a moment to let your voice be heard. A vote in favor of the reorganization of Cohen & Steers Institutional Global Realty Shares with and into Cohen & Steers Global Realty Shares will result in a lower management fee and lower total annual fund operating expenses for stockholders of Cohen & Steers Institutional Global Realty Shares. We believe combining the funds will also benefit stockholders by providing the potential for portfolio management and operational efficiencies and increased marketability of a combined larger fund.

Please help us by casting your vote today. You may reach us by calling our toll free number at 1-855-486-7901. We greatly appreciate your cooperation and prompt attention to this matter.

Thank you for your time and your vote - have a great day.

The proxy materials sent to you contain important information regarding the proposals that you and other stockholders are being asked to consider. Please read the materials carefully. Copies of the Proxy/Prospectus and other documents filed with the Securities and Exchange Commission (“SEC”) are available on the SEC’s web site at www.sec.gov. In addition, free copies of the Proxy/Prospectus and other documents filed with the SEC can be obtained by visiting the Fund’s website at www.cohenandsteers.com or by calling 800 330 7348.